SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                      Press Release dated February 23, 2000

                             Eiger Technology, Inc.
                              330 Bay St. Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Eiger Technology, Inc.


Date: February 23, 2000                     Mr. Gerry A. Racicot
                                            President

  EIGER TECHNOLOGY, INC. PROVIDES 2000 RESULTS: TOTAL REVENUE OF $ 57.1 MILLION
                                AND EPS $(O.4).

   Focus for 2001 on integration of Eiger's MP3 technology with OEM computer products and peripherals and wireless communication devices.

Toronto, ON-February 23, 2001 - Eiger Technology, Inc. (Eiger), a vendor of computer products and peripherals sold through OEM customers, today announced year-end results for the period ended September 30, 2000.

For the year 2000, Eiger reported total revenues of $57.1 million and net loss for the year of $693,000.

The Company's financial results for the year ended September 30, 2000 are stated in Canadian dollars and are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Condensed consolidated statements of operations and condensed consolidated balance sheets are presented at the bottom of this release.

The first nine months of 2000 were characterized by tremendous growth on all fronts with solid operating margins. The fourth quarter, however, saw the beginnings of a correction in both the PC marketplace and overall economy. The combination of high PC inventories and a downturn in consumer spending resulted in decreased revenues in the fourth quarter of 2000 and first quarter of 2001. And although this trend will persist in 2001, it does not imply the end of high tech growth. The world is experiencing rapid technological change with the internet and wireless communication, and this growth is in its infancy. Corrections like the current one occur from time to time. And although their duration can't be predicted, growth always ensues.

Our objectives in Year 2000 were to continue with our strategy of acquiring the technologies and people necessary to produce the integrated products of the future, to obtain the working capital necessary for growth, and to strengthen our manufacturing base. On all fronts, Eiger was successful in attaining its Year 2000 objectives:

      o     In March 2000, Eiger closed a $22 million special warrant financing.

      o In June 2000, EigerNet increased manufacturing capacity from 100,000 units per month to 575,000 units per month.

      o In July 2000, Eiger entered into an agreement to acquire a 25% interest (now 31.25%) in Nixxo Technology, Inc., a GSM chipset company.

Our accomplishments were recognized in August 2000 when Arthur Andersen LLP awarded Eiger the Tech 100 Award as a leading Canadian High Tech company.

Looking forward, Eiger is well positioned to leverage its accomplishments to date into earnings growth. Through expanded production capacity, enhanced quality-testing equipment, and a strong working capital position, Eiger has the infrastructure necessary to compete for and grow its OEM manufacturing business. Through acquisition, Eiger has assembled the core technologies to design and develop the products of tomorrow for OEMs. Eiger is at the forefront of both computer and consumer electronic products with its DSL and MP3 technology, and wireless communication with its investment in Nixxo, a leading GSM chipset company in California. With these core technologies and our people, Eiger is positioned to capitalize on the emerging trend towards integration of computer and consumer products with wireless communication and the internet.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (symbol: AXA). Visit Eiger Technology Inc.'s web site at www.eigertechnology.com.

                                                 2000                1999

Revenue                                          $57,068,000         $8,433,000
Shareholders Equity                               38,348,000          8,337,000
EPS Before discontinued Operations                     (0.04)             (0.06)
Net Income Basic                                       (0.03)             (0.05)
Diluted                                                (0.03)             (0.03)

For More Information, Please Contact:
Roland P. Austrup, Vice-President
Eiger Technology, Inc.
(416) 216-8659

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements relate to the outlook and prospects for Eiger and the markets in which it operates. These statements involve risks and uncertainties including, without limitation, the level of demand for Eiger's products and services, Eiger's and its suppliers' ability to timely develop, deliver, and support new and existing products and services, Eiger's ability to manage inventory and predict changes in the PC and wireless communications markets and the market for consumer products and peripherals, the cost and availability of key product components, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions, including demand for computers, wireless communications products and computer products and peripherals. Consequently, actual events and results in future periods may differ materially from those currently expected. Additional information regarding the factors that may affect Eiger's future performance is included in the public reports that Eiger files with the Ontario Securities Commission and Securities and Exchange Commission.